UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: February 15, 2018

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

BUSINESS UNIT MANAGEMENT CHANGES

Amsterdam, 15 February 2018 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 240 million customers, today announced changes to its Business Unit management. These changes mark a further step in implementing a leaner, more efficient corporate structure aimed at basing certain Group activities out of the local operations.

Jon Eddy, Head of Emerging Markets and Mikhail Gerchuk, Head of Eurasia, both located in Amsterdam headquarters, will be stepping down from their respective roles. From today, the leadership of the Emerging Markets and Eurasia Business Units will be assumed by the existing CEOs of key operating companies. More specifically, Aamir Hafeez Ibrahim, Chief Executive Officer of Jazz (Pakistan), will also serve as the company’s Head of Emerging Markets. Peter Chernyshov, Chief Executive Officer of Kyivstar (Ukraine), will also serve as VEON’s Head of Eurasia.

Aamir Ibrahim will oversee VEON’s businesses in Algeria, Bangladesh and Pakistan while remaining CEO of Jazz, where he successfully executed the Mobilink and Warid integration and has demonstrated strong operational results. Aamir has over two decades of international experience as a senior executive across multiple industries and has lived and worked in the United States, the United Kingdom, Switzerland, Thailand, and the United Arab Emirates. Prior to joining Jazz, Aamir was a Senior Vice President at Telenor, where he led transformation and distribution initiatives across Asia. Aamir previously held senior leadership positions at Ford, Jaguar and Land Rover.

Peter Chernyshov will oversee VEON’s businesses in Armenia, Georgia, Kazakhstan, Kyrgyzstan, Tajikistan, Ukraine and Uzbekistan while remaining CEO of Kyivstar, one of the most successful operating companies in VEON’s portfolio. Peter has extensive international experience at senior executive positions. For several years, Peter was the Chief Executive Officer of Carlsberg Ukraine and was subsequently Carlsberg’s Vice President responsible for operations in six Eastern European markets.

Both Aamir and Peter will report directly to Jean-Yves Charlier, VEON’s Chief Executive Officer, and will be part of the company’s senior executive management team.

Commenting on the appointment, Jean-Yves Charlier, Chief Executive Officer of VEON, said: “Both Aamir and Peter have broad international experience and a deep knowledge of their respective markets. They are currently heading two of the most successful operating companies in our portfolio and I look forward to their contributions in helping grow our core connectivity businesses and accelerating the pace of development of our digital strategy. These moves also reflect the wider changes in our business as we draw on leaders who are closer to their markets, with the requisite experience to guide our businesses on a global level. I would like to thank Jon and Mikhail for their strong leadership and commitment over the years.”

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with an ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come. For more information visit: http://www.veon.com.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the growth of our core connectivity businesses and the development of our digital ambitions. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. Although VEON believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, it can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact information

Investor Relations

Remco Vergeer

ir@veon.com

Media and Public Relations

Maria Piskunenko

pr@veon.com